Exhibit 99.4

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC THERAPEUTICS LTD. (the “Company”)
Suite 1500 –409 Granville St. Vancouver, BC V6C 1T2
Telephone No. (604) 738-1049

Item 2	Date of Material Change

April 22, 2015

Item 3	News Release

A news release was disseminated April 22, 2015 posted to the CNSX website and was subsequently SEDAR filed with the securities commissions of British Columbia and Ontario.

Item 4	Summary of Material Change(s)

The Company announced that, effective April 22, 2015 it has changed auditors.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The audit committee and Board of Directors of the Company approved the appointment of Davidson & Company LLP, Chartered Accountants as successor auditor. In accordance with NI 51-102, a notice of change of auditor, together with the required letters from the auditor and the successor auditor have been filed on SEDAR.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information.

Not applicable.

Item 8	Executive Officer

Doug Unwin, President & CEO 604-738-1049

Item 9	Date of Report

April 23, 2015